Exhibit 99.1

St. John's, NL – November 1, 2023

FORTIS INC. COMPLETES SALE OF AITKEN CREEK

NATURAL GAS STORAGE FACILITIES IN BRITISH COLUMBIA

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced that FortisBC Holdings Inc. has completed the sale of its 93.8% interest in the Aitken Creek Natural Gas Storage Facility in British Columbia and its 100% interest in the Aitken Creek North Gas Storage Facility (collectively "Aitken Creek") to a subsidiary of Enbridge Inc. (TSX/NYSE: ENB) for approximately $400 million plus working capital and closing adjustments, following the satisfaction of all regulatory requirements.

As indicated earlier this year, the sale of Aitken Creek further strengthens our balance sheet and provides additional funding flexibility to support our regulated utility growth strategy.

CIBC Capital Markets and Fasken acted as the exclusive financial and legal advisors, respectively, to Fortis.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $66 billion as at September 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com